

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES A JOINT VENTURE

(Santiago, December 26, 2006) CCU (NYSE: CU) informs that CCU and its subsidiary Embotelladoras Chilenas Unidas S.A. (ECUSA) executed a joint venture agreement with Watt's S.A., in virtue of which CCU and Watt's will have an indirect, joint and equal participation in "Promarca", a Chilean corporation which will be the owner of the following trademarks in Chile: "Watt's", "Watt's Ice Frut", "Yogu Yogu" and "Shake a Shake". Promarca will grant for an indefinite period, exclusive licences for such brands to the parties, in order to produce and market certain ready-to-drink products and non-alcoholic beverages. The goal of this association is to promote the development and to increase the value of these trademarks in Chile.

As part of this joint venture, last Friday New ECUSA S.A., a subsidiary of ECUSA, acquired the rights on 50% of the above-mentioned Watt's S.A.'s trademarks for US$28.3 million.

The joint venture agreement will be fully operative once Promarca becomes the owner of record of such trademarks.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., PepsiCo Inc., Anheuser-Busch Incorporated, Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.